Exhibit 2.4

Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

Warrants

Upon the consummation of the Business Combination, there were 23,050,000 New Nuvini Warrants outstanding. Each New Nuvini Warrant represents the right to purchase one New Nuvini Ordinary Share at a price of $11.50 per share in cash. The New Nuvini Warrants will become exercisable on October 29, 2023 (i.e., 30 days after Closing Date) and will expire upon the earlier of (a) September 29, 2028 (i.e., the date that is five (5) years after the Closing Date) and (b) a liquidation of the Company.

The exercise price of the New Nuvini Warrants, and the number of New Nuvini Ordinary Shares issuable upon exercise thereof, will be subject to adjustment under certain circumstances, including for stock splits, stock dividends, reorganizations, recapitalizations and the like.

Once the New Nuvini Warrants become exercisable, the Company will have the right to redeem not less than all of the New Nuvini Warrants (other than the Private Placement Warrants and the working capital warrants) at any time prior to their expiration, at a redemption price of $0.01 per New Nuvini Warrant, if (i) the last reported sales price of New Nuvini Ordinary Shares has been at least $18.00 per share on each of twenty (20) trading days within the thirty (30) trading-day period ending on the third trading day prior to the date on which notice of the redemption is given, (ii) upon a minimum of 30 days’ prior written notice of redemption, or the 30-day redemption period, to each warrant holder, and (iii) there is an effective registration statement covering the New Nuvini Ordinary Shares issuable upon exercise of the New Nuvini Warrants, and a current prospectus relating thereto, available throughout the 30-day redemption period or the Company has elected to require the exercise of the New Nuvini Warrants on a “cashless basis.” No fractional shares will be issued upon exercise of the New Nuvini Warrants. If, upon exercise, a holder would be entitled to receive a fractional interest in New Nuvini Ordinary Shares, the Company will round down to the nearest whole number of shares to be issued to the New Nuvini Warrant holder.

Once the New Nuvini Warrants become exercisable, the Company will have the right to redeem, in whole or in part, New Nuvini Warrants (including both Public Warrants and Private Placement Warrants) at any time prior to their expiration, at a redemption price of $0.10 per New Nuvini Warrant, if (i) the reference value equals or exceeds has been at least $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), (ii) the private placement warrants are also concurrently called for redemption on the same terms as the outstanding public warrants, and (iii) upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of New Nuvini Ordinary Shares based on the redemption date and the fair market value of the New Nuvini Ordinary Shares. No fractional shares will be issued upon exercise of the New Nuvini Warrants. If, upon exercise, a holder would be entitled to receive a fractional interest in New Nuvini Ordinary Shares, the Company will round down to the nearest whole number of shares to be issued to the New Nuvini Warrant holder.